Filed by Allos Therapeutics, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Allos Therapeutics, Inc.

Commission File No. 000-29815

This filing relates to the proposed merger of Allos Therapeutics, Inc., a Delaware corporation (“Allos”) with Alamo Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and subsidiary of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, by and among Allos, AMAG and Merger Sub.

July 25, 2011

Dear Valued Partner,

I want to personally inform you that on July 20, 2011 we announced that Allos Therapeutics has entered into a definitive merger agreement with AMAG Pharmaceuticals.  AMAG is a biopharmaceutical company with an FDA-approved drug, FERAHEME® (ferumoxytol injection), which is used to treat adult patients with iron deficiency anemia (IDA) and chronic kidney disease (CKD).  FERAHEME is administered in a variety of settings where CKD patients receive IV iron, including hematology/oncology infusion centers, hospitals and nephrology clinics.  Additionally, IDA and CKD are both common concomitant conditions of oncology patients and FERAHEME is often used as a supportive care therapeutic for these patients.  You will find more details about AMAG and this exciting transaction in the attached press release.

As part of a stronger and more efficient company, we plan to leverage our combined resources to the benefit of all of our suppliers and customers.  We believe that this transaction represents an excellent path toward generating significant value for the combined companies’ stockholders, growth opportunities for our employees and enhanced service to customers.

We recognize that you, our valued business partner, are essential to Allos’ ability to deliver on our commitments.  In recent years, you have played a critical role in bringing FOLOTYN® (pralatrexate injection) to patients.  We believe that this transaction will only serve to strengthen our partnership.

The combined company will be headquartered in Lexington, Massachusetts.  Brian J.G. Pereira, MD, President and Chief Executive Officer of AMAG, will serve as President and Chief Executive Officer of the combined company, and I will serve on the combined company’s Board of Directors.

It will remain business as usual until this transaction closes, which is expected to be completed in the fourth quarter of 2011.  We will continue to update you with additional information as we move forward with AMAG.  In the meantime, if you have any questions, please do not hesitate to contact your Allos contact or __________ at XXX-XXX-XXXX.

Thank you for your continued commitment to our team and to our organization.  We look forward to achieving even more together in the future.

Sincerely,

Paul L. Berns
President and Chief Executive Officer of Allos Therapeutics, Inc.

Additional Information and Where You Can Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration.

AMAG will file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Securities and Exchange Commission (“SEC”).  Investors are urged to read the joint proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at asullivan@amagpharma.com, by telephone at (617) 498-3303 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421.

Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger.  Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s  website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com.  Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Terminology such as “may,” “will,” “should,” “expects,”

“intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking.  Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements.  These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if Allos or AMAG does not receive its respective required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which AMAG or Allos expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; disruptions to the businesses of Allos and AMAG during the pendency of the merger and during the realization of the cost synergies, including diminished performance by the commercial organizations due to planned reductions in the size of the sales and marketing organization at the combined company;  the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the SEC, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 9, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC.  Allos cautions investors not to place undue reliance on the forward-looking statements contained herein.  All forward-looking statements are based on information currently available to Allos on the date hereof, and Allos undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.